Orion Marine Group, Inc.
12550 Fuqua Street, Houston, Texas  77034

August 4, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:               Pamela Long
Assistant Director

Re:	Orion Marine Group, Inc.
Registration Statement on Form S-3 (Registration No. 333-160719)

Ladies and Gentlemen:

The undersigned, Orion Marine Group, Inc. (the "Registrant"), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:30 p.m. Eastern Time on August 6, 2009, or as soon thereafter as practicable.

The Registrant hereby acknowledges, at the time of this request, that:

•
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours. ORION MARINE GROUP, INC.

/s/ Mark R. Stauffer
Mark R. Stauffer
Chief Financial Officer

cc:           William S. Anderson
Bracewell & Giuliani LLP